Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

July 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: John M. Ganley / Tony Burak

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.
Registration Statement on Form N-2
(File No. 333-224976)

Dear Messrs. Ganley and Burak:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-224976) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

Legal Comments

1.	On the inside cover page, please ensure that the font is at least 10 point.

Response: The Company will ensure that the font is at least 10 point on the inside cover page.

2.	In the “Our Business” and “SBA 7(a) Lending” sections of the prospectus summary, please provide a statement regarding the quality of the loans in which the Company invests.

Response: The Company has added the following disclosure:

Our portfolio consists primarily of debt and equity investments in smaller privately-owned companies. Investing in these types of companies involves a number of significant risks. Typically, the debt in which we invest is not initially rated by any rating agency; however, we believe that if such investments were rated, they would be below investment grade. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. See “Risk Factors – Risks Related to Our Investments Generally – An investment strategy focused primarily on smaller privately held companies involves a high degree of risk and presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns” in this prospectus.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

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3.	On page 3 of the prospectus, please indicate the size of each portfolio company as a percentage of the Company’s total assets in the diagram of the Company’s organizational structure.

Response: The Company has revised the disclosure accordingly.

4.	On page 3 of the prospectus, please include the acronym for each portfolio company in the diagram of the Company’s organizational structure.

Response: The Company has revised the disclosure accordingly.

5.	Please perform an analysis of whether the Company’s joint venture, Newtek Conventional Lending, LLC (the “JV”), is a company that is excluded from the definition of an investment company under either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”). Additionally, to the extent that such company is excluded from the definition of an investment company under either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, please include any acquired fund fees and expenses in the Fees and Expenses table.

Response: The Company respectfully informs the Staff that the JV is a newly-formed company that has not yet engaged in significant business activities. To the extent that the JV engages in business activities in the future, the Company will analyze whether it is excluded from the definition of an investment company under either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, and, if so, include any acquired fund fees and expenses in the Fees and Expenses table.

6.	On page 6 of the prospectus supplement, please either revise or provide supplemental support for the statement that “We believe that our internally managed structure provides us with a lower cost operating expense structure, when compared to other publicly traded and privately-held investment firms which are externally managed, and allows us the opportunity to leverage our non-interest operating expenses as we grow our investment portfolio.”

Response: “The Company has revised the disclosure to delete the aforementioned sentence.”

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7.	The Company has securitization notes and a Related Party RLOC that are based on LIBOR. Please add a risk factor related to the transition risk involved in LIBOR-based loans.

Response: The Company has added the following risk factor:

To the extent that our securitization notes and Related Party RLOC extend beyond 2021, the interest rates for these obligations might be subject to change based on recent regulatory changes

LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending transactions between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. The interest rates of our securitization notes and Related Party RLOC are calculated using LIBOR.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short term repurchase agreements, backed by Treasury securities. The future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate any agreements extending beyond 2021 that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established, which may have an adverse effect on our ability to receive attractive returns.

8.	On page 265 of the prospectus, please add a plain English explanation of the effect of shareholders adopting a 150% asset coverage ratio.

Response: The Company has added the following disclosure:

“In other words, the Company may borrow $2 for investment purposes for every $1 of investor equity.”

9.	On page 272 of the prospectus, under the caption “Determinations in Connection with Future Offerings,” please state whether the Company has authority to issue shares below current net asset value, and, if so, the process for doing so. Please also make clear which determinations the Company’s board must make in absence of the authority to issue shares below current net asset value.

Response: The Company has revised the disclosure as follows:

“At a Special Meeting of Stockholders on July 26, 2018, our common stockholders approved a proposal that allowed us to issue common stock at a discount from our NAV per share, effective from the date of approval until June 14, 2019, the date of the 2019 annual meeting of our stockholders. We have requested that stockholders approve a similar proposal that would allow us to issue common stock at a discount from our NAV per share at a special meeting of shareholders, which we expect to take place on August 2, 2019. If the proposal is approved, in connection with a future offering, we may issue shares of common stock at a discount from our NAV if the majority of our non-interested directors approve and determine that such issuance is in the Company’s and shareholders’ best interests, and subject to certain limitations, including that the number of shares sold may not exceed 20% of the Company’s then outstanding common stock.

In the absence of stockholder approval to issue shares at a discount to NAV, in connection with future offerings of shares of our common stock, our Board or an authorized committee thereof will be required to make a good faith determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made.”

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10.	On page 312 of the prospectus, under the caption “Incorporation of Certain Information by Reference,” please include the Company’s Form 10-K/A filed April 1, 2019.

Response: The Company has revised the disclosure accordingly.

Accounting Comments

1.	On page 21 of the prospectus, please consider deleting footnote 4.

Response: The Company has revised the disclosure to delete footnote 4.

2.	On page 61 of the prospectus, please confirm that the table entitled “Distribution by Days Delinquent” as of December 31, 2018 includes all of the Company’s SBA 7(a) loans.

Response: The Company confirms that the aforementioned table includes all of the Company’s SBA 7(a) loans as of December 31, 2018.

3.	On a supplemental basis, please state whether the JV has been funded.

Response: The Company respectfully informs the Staff that the JV had not been funded as of March 31, 2019. In the second quarter of 2019, however, the Company and BlackRock TCP Capital Corp. made capital contributions to the JV to pay JV expenses and to fund a single loan.

4.	In future filings, in the footnotes to the Consolidated Schedule of Investments, please state the applicable rate for LIBOR.

Response: In future filings, the Company will state the applicable rate for LIBOR in footnotes to the Consolidated Schedule of Investments.

5.	In the Consolidated Schedule of Investments, note that certain investments appear to be aggregated. In future filings, please list all investments separately.

Response: In future filings, the Company will list all investments separately in the Consolidated Schedule of Investments.

6.	In future filings, please specifically indicate which investments have fair values that were determined using significant unobservable inputs.

Response: In future filings, the Company will specifically indicate the investments that have fair values that were determined using significant unobservable inputs.

7.	In future filings, please specifically indicate which investments are restricted securities.

Response: In future filings, the Company will specifically indicate the investments that are restricted securities.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus